

Mail Stop 3561

May 22, 2017

Mr. Geoffrey Weiji Gao
Chief Financial Officer
Acorn International, Inc.
19/F, 20th Building, 487 Tianlin Road
Shanghai 200233

> **Re: Acorn International, Inc.**
> **File No. 001-33429**

Dear Mr. Gao:

We have been made aware that you have included an unauthorized audit report from Deloitte Touche Tohmatsu Certified Public Accountants LLP ("DTTC") in your December 31, 2016 Form 20-F filed on May 15, 2017. Specifically, you presented a report dated May 16, 2016 on the December 31, 2015 consolidated balance sheet and the related statements of operations, comprehensive income (loss), changes in equity and cash flows for the two years then ended, as well as the related financial statement schedules included in Schedule I and Schedule II, without the permission or consent of DTTC. Please take the following immediate actions:

a) File an amendment to your December 31, 2016 Form 20-F to remove DTTC's audit report on the 2015 and 2014 financial statements. Since the audit report is being removed, please label the 2015 and 2014 financial statements "unaudited." Please file this amendment without delay.

b) File another amendment to your December 31, 2016 Form 20-F to include an audit report from your current auditors or an authorized audit report from DTTC on the 2015 and 2014 financial statements as soon as it becomes available. The notation that the 2015 and 2014 financial statements were unaudited should be removed at that time.

If the facts and circumstances differ from the information presented in this letter, please advise us within ten business days. If you have any questions concerning this matter, please call me at (202) 551-3849.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Officer of Consumer Products